                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 0-25066

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

         For Period Ended:  October 29, 2000

[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


 ------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant         OWOSSO CORPORATION
                       -----------------------------------------------------

Former name if applicable

----------------------------------------------------------------------------

Address of principal executive office (Street and number)

            The Triad Building, 2200 Renaissance Boulevard, Suite 150
----------------------------------------------------------------------------

City, state and zip code   King of Prussia, Pennsylvania 19406
                        ----------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

       |  (a) The reasons described in reasonable detail in Part III of this
       |  form could not be eliminated without unreasonable effort or expense.
       |
[X]    |  (b) The subject annual report, semi-annual report, transition report
       |  on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
       | filed on or before the fifteenth calendar day following the prescribed | due date; or the subject quarterly report or transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar | day following the prescribed due date; and
       |
       |  (c) The accountant's statement or other exhibit required by Rule
       |  12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The annual report of Owosso Corporation (the "Company") on Form 10-K cannot be filed within the prescribed time period because the Company's financial statements have not been completed due to the completion of the disposition of Sooner Trailer Manufacturing Company, a wholly-owned subsidiary of the Company, on January 25, 2001. The final terms and conditions of this disposition had a material effect on the Company's financial results as reported for the fiscal year ended October 29, 2000. At the same time, the Company was finalizing negotiations concerning an amendment agreement relating to events of default existing under the Company's bank credit agreement arising out of breaches of financial covenants contained in the credit agreement. Without complete financial statements, the narrative portions of the report on Form 10-K could not be completed. The Company anticipates that its annual report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

     John M. Morrash                   610                      275-6290
------------------------------------------------------------------------------
       (Name)                      (area code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

         The Company anticipates that results from operations for fiscal 2000 will be a loss compared with a profit for 1999.

         The Company expects to report on Form 10-K, when filed, net sales of $116.9 million for fiscal 2000, as compared to net sales of $130.8 million for fiscal 1999, a decrease of 10.7%.

         The Company anticipates recording a net loss to stockholders of $14.8 million, as compared to net income of $682,000 in the prior year. These results include the recognition of $11.4 million in impairment losses associated with the Company's plan to dispose of non-core businesses. This plan is substantially complete at this time. These results also reflect a general softening in the Company's core businesses, as well as reduced profitability as a result of production inefficiencies.

         The Company's balance sheet at October 29, 2000 is expected to reflect as current debt $25 million, representing amounts which are expected to be repaid under the Company's revolving credit facility, primarily as a result of the sale of non-core businesses shortly after the balance sheet date.

         The Company anticipates its report on From 10-K will be filed within the time prescribed in Part III above.


                                            OWOSSO CORPORATION
                              ----------------------------------------------
                               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: January 29, 2001          By: /s/ George B. Lemmon, Jr.
                                    --------------------------
                                Name:  George B. Lemmon, Jr.
                                Title: President and Chief Executive Officer